EXHIBIT 12.1
CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	For the Years Ended December 31,					For the three Months Ended March 31,
	Predecessor	Predecessor	Predecessor	Combined	Successor	Successor
	2006	2007	2008	2009 (1)	2010	2011
Earnings
Income (Loss) before Noncontrolling Interest and Income Taxes	$(1,241)	$(1,318)	$(2,550)	$9,758	$58	$(31)
Fixed Charges	1,908	1,868	1,912	1,384	885	235

Total Earnings	$667	$550	$(638)	$11,142	$943	$204

Fixed Charges
Interest Expense	$1,860	$1,831	$1,872	$1,067	$853	$224
Interest Expense Included Within Reorganization Items, Net	—	—	—	289	—	—
Amortization of Debt Costs	41	30	33	21	24	9
Interest Element of Rentals	7	7	7	7	8	2

Total Fixed Charges	$1,908	$1,868	$1,912	$1,384	$885	$235

Ratio of Earnings to Fixed Charges (2)	—	—	—	8.05	1.07	—

(1)	Upon our emergence from bankruptcy, we adopted fresh start accounting, which resulted in us recording a $11.8 billion gain due to bankruptcy related items during the eleven months ended November 30, 2009. In accordance with GAAP, the audited consolidated financial statements present the results of operations for (i) the eleven months ended November 30, 2009 of the Predecessor and (ii) the one month ended December 31, 2009 of the Successor. However, for purposes of ratio of consolidated earnings to fixed charges in this prospectus, we have combined the 2009 results of operations for the Predecessor and the Successor.

(2)	Earnings for the years ended December 31, 2006, 2007 and 2008 and three months ended March 31, 2011 were insufficient to cover fixed charges by $ 1.2 billion, $1.3 billion, $2.6 billion and $31 million, respectively. As a result of such deficiencies, the ratios are not presented above.